LianDi Clean Technology Inc.
4th Floor Tower B. Wanliuxingui Building,
No. 28 Wanquanzhuang Road, Haidian District, Beijing, 100089 China

August 4, 2010

Pamela Long, Esq.
Division of Corporate Finance
Mail Stop 4631
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	LianDi Clean Technology Inc.
Amendment No. 3 to Registration Statement on Form S-1
Filed: July 26, 2010
File No.: 333-165755

Dear Ms. Long:

LianDi Clean Technology Inc. (“we” or the “Company”) is hereby submitting for filing via the EDGAR system a Pre-Effective Amendment No. 4 on Form S-1/A (“Amendment No. 4”) to the registration statement that was originally filed on Form S-1 on March 29, 2010 (the “Registration Statement”), as amended by Amendment No. 1 to the Registration Statement filed on May 24, 2010, Amendment No. 2 to the Registration Statement filed on June 28, 2010 and Amendment No. 3 to the Registration Statement filed on July 16, 2010 (“Amendment No. 3”). We are also forwarding to you, via Federal Express, four courtesy copies of this letter and Amendment No. 4, in a clean and marked version to show changes from Amendment No. 3 to the Registration Statement.

Based upon the Staff’s review of Amendment No. 3 to the Registration Statement, the Securities and Exchange Commission issued a comment letter dated July 28, 2010 (the “Comment Letter”). The following consists of the Company’s responses to the Comment Letter in identical numerical sequence. In order to facilitate your review, we have restated and responded, to each of the comments set forth in the Comment Letter, on a point-by-point basis.  The numbered paragraphs set forth below correspond to the numbered paragraphs in the Comment Letter.

General

1.
As noted in your response to comment two in our letter dated July 12, 2010, when available, please discuss your preliminary interim results for the quarter ended June 30, 2010 in a recent developments section. Any material events, transactions, trends, etc. should be included in that discussion.

The Company and its auditors are still in the process of finalizing the financial information for the Company’s recently completed quarter ended June 30, 2010.  The Company will provide such disclosure in the event such financial information is available prior to the effectiveness of the Registration Statement.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 18

D. Tabular Disclosure of Contractual Obligations, page 43

2.
It appears to us, based on your response to comment four in our letter dated July 12, 2010, that your agreement with Curtiss-Wright Flow Control Corporation is a purchase obligation that should be included in your table of contractual obligations.  Please refer to Item 303(a)(5)(ii)(D) of Regulation S-K and revise your filing as appropriate.

Pursuant to the guidance of Item 303(a)(5)(ii)(D) of Regulation S-K, a purchase obligation “means an agreement to purchase goods or services that is enforceable and legally binding on the registrant that specifies all significant terms, including: fixed or minimum quantities to be purchased; fixed, minimum or variable price provisions; and the approximate timing of the transaction.  Based on this guidance, we reviewed the International Distributor Agreement with Curtiss-Wright Flow Control Corporation (the “Agreement”) in light of the past practices and understanding of the parties with respect to performing the Agreement to determine if an enforceable and legally binding obligation exists for the Company.  Section 5D of the Agreement states that the Company shall “maintain the minimum purchase volume of Products as set forth in Appendix A.”  Appendix A refers to both a “minimum required purchase volume under the Agreement” and a “Minimum Purchase Goal.”  Although there appears to be some inconsistencies contained in the Agreement pertaining to whether it requires a minimum amount of products to be purchased by the Company, or whether it is simply a minimum purchase goal or suggested target, the parties have interpreted this language of the Agreement to mean such dollar amount is a suggested target or goal.  This conclusion is based in part on the fact that our prior agreement with Curtiss-Wright Flow Control Corporation, attached for the Staff's information as Annex A hereto, was effectively operated under the premise that the dollar amount referenced therein was a minimum purchase goal, although the language contained in such agreement refers to “Minimum Purchase.” Further, although the Company failed to meet the stated “Minimum Purchase” amount in the prior agreement entered into with Curtiss-Wright Flow Control Corporation, there were no fines or penalties imposed on the Company, and the parties renewed their agreement on substantially similar terms, with one significant revision.  The language contained in Appendix A of the Agreement refers to “Minimum Purchase Goal” in lieu of “Minimum Purchase” to evidence the parties intent that such amount is a goal. The Agreement also does not contain any fines or penalties for failing to meet the “Minimum Purchase Goal.” Notwithstanding the inconsistencies contained in the Agreement as mentioned above, the parties have acted in accordance with the understanding that the Agreement is not a purchase obligation as defined by Item 303(a)(5)(ii)(D) of Regulation S-K.  In addition, the Company believes that such a disclosure classifying the Agreement as a contractual obligation may be misleading to investors.  As such, we do not believe that the Agreement creates an enforceable and legally binding obligation for the Company.

Experts, page 97

3.
We note your response to comment six in our letter dated July 12, 2010; however, due to the reverse acquisition, the previously private operating company essentially became the registrant and therefore any change in their accountant is also required to be disclosed. Given that you dismissed AGCA CPA Limited and engaged AGCA, Inc. within the past two years, please provide all the disclosures required by Item 304 of Regulation S-K.

As requested by the Staff, we have provided the disclosures required by Item 304 of Regulation S-K.

Consolidated Financial Statements

Note 13. Shareholders’ Equity, page F-25

4.	Based on your responses to comments nine and ten in our letter dated July 12, 2010, please address the following:

•	Explain to us why the amount you allocated to the escrow shares is not essentially a discount or dividend to the preferred shareholders; and

•	Explain to us if and how your accounting and classification of the preferred stock will change as result of the filing being declared effective or not being declared effective by August 25, 2010.

We do not believe that the amount allocated to the escrow shares is essentially a discount or dividend to the preferred stockholders because the escrow shares may or may not be transferred to the investors, which will depend on whether we will meet the net income target. We believe that any deemed dividend to the preferred stockholders should only be recognized when it is probable that we will not meet the net income target.

If the filing is declared effective on or before August 25, 2010, our accounting and classification of the preferred stock as mezzanine equity will not change, because we consider maintaining the continuous effectiveness of the registration statement for the delivery of registered shares is not solely within the Company’s control.  If the filing is not declared effective by August 25, 2010, the preferred stock will become currently redeemable and accordingly, we will adjust the preferred stock to its maximum redemption amount at August 25, 2010. However, the classification of the preferred stock as mezzanine equity will not change.

5.
We have read your response to comment 11 in our letter dated July 12, 2010. Please clarify for us whether you changed your functional currency or the functional currencies of any subsidiary in response to our comment and, if so, how you accounted for any such change. Also, please tell us the nature and magnitude of transactions at the parent company level.

We did not change our functional currency or the functional currencies of any subsidiary in response to the Staff’s comment. The transactions at the parent company level primarily include fund raising activities and investment in subsidiaries. The magnitude of transactions at the parent company level is reflected in the Supplemental Parent Company Financial Information in note 21 to our consolidated financial statements, as follows:

Condensed Balance Sheets

	As of March 31,
	2010	2009
ASSETS
Current assets:
Cash and cash equivalents	$244,729	$—
Total current assets	244,729	—
Investments in subsidiaries	60,493,340	—
Total assets	$60,738,069	$—
LIABILITIES
Current liabilities:
Accrued expenses	$123,120	$—
Preferred stock dividend payable	184,820	$—
Total liabilities	307,940	—
8% Series A contingently redeemable convertible preferred stock (25,000,000 shares authorized; par value: $0.001 per share; 7,086,078 shares and none issued and outstanding, respectively; aggregate liquidation preference amount: $24,986,093 and $nil, including accrued but unpaid dividend of $184,820 and $nil, at March 31, 2010 and 2009, respectively	14,059,018	—
Shareholders’ equity
Common stock, $0.001 par value, 50 000,000 shares authorized, 29,358,772 and 27,354,480 shares issued and outstanding, respectively	29,359	27,355
Additional paid-in capital	19,891,932	—
Retained earnings	26,449,820	(27,355)
Total shareholders’ equity	46,371,111	—
Total liabilities and shareholders’ equity	$60,738,069	$—

Condensed Statement of Income

	For the Year Ended March 31,
	2010	2009
NET REVENUE	$—	$—
Other income (expenses):
Interest income	29	—
Bank charges	(19)	—
Merger expenses	(275,000)	—
Income tax	—	—
Equity in earnings of subsidiaries	15,312,968	7,086,984
Net income	$15,037,978	$7,086,984

Condensed Statement of Cash Flows

	For the Year Ended March 31,
	2010	2009

Net cash provided by operating activities	$10	$—
Net cash used in investing activities	(24,307,659)	—
Net cash provided by financing activities	24,552,378	—
Cash and cash equivalents, beginning of year	—	—
Cash and cash equivalents, end of year	$244,729	$—

Exhibit 5.1 Opinion of Lionel Sawyer & Collins

6.
We note that counsel revised its opinion in response to comments 14 and 15 in our letter dated July 12, 2010. However, counsel’s assumption related to the issuance of the Series A Preferred Stock pursuant to a board action remains inappropriate since, as noted in our prior comment 14, all action required in connection with the issuance of the Series A Preferred Stock should have taken place at the time of the original issuance, a factual event which should be readily ascertainable by counsel. Please have counsel revise its opinion accordingly.

We have revised the opinion accordingly and have re-filed the opinion as Exhibit 5.1.

7.
Please have counsel revise enumerated paragraph 2 of its opinion to refer to the “conversion” of Series A Preferred Stock in accordance with the terms of the Certificate of Designation for the Series A Preferred Stock.

We have revised the opinion accordingly and have re-filed the opinion as Exhibit 5.1.

***

Thank you for your time and attention in connection with this matter. You may contact our legal counsel, Mitchell S. Nussbaum of Loeb & Loeb LLP, at (212) 407-4159, or David J. Levine of Loeb & Loeb LLP, at (212) 407-4923, if you have any questions.

Sincerely,

/s/ Jianzhong Zuo
Jianzhong Zuo,
Chief Executive Officer

cc:	Mitchell S. Nussbaum, Esq.

Annex A

[see attached]

INTERNATIONAL DISTRIBUTOR AGREEMENT

BETWEEN

DELTAVALVE USA

A DIVISION OF CURTISS WRIGHT FLOW CONTROL CORPORATION

AND

PetroChemical Engineering Limited

International Distributor Agreement

TABLE OF CONTENTS

APPOINTMENT OF THE DISTRIBUTOR 1
TERM OF AGREEMENT 1
REPRESENTATIONS AND WARRANTIES OF THE DISTRIBUTOR 1
REPRESENTATIONS AND WARRANTIES OF THE COMPANY 4
DISTRIBUTOR'S RESPONSIBILITY 4
DISTRIBUTION RIGHTS FOR PRODUCTS 5
COMPANY ACCEPTANCE AND TERMS OF SALE 5
EXTENDED WARRANTY 6
RETURNS UNDER WARRANTY 6
ULTIMATE DESTINATION 7
CONFLICT OF INTEREST 7
LIMITATION OF LIABILITY 7
LEGALITY OF PAYMENTS 7
ASSIGNMENT 7
NON-DISCLOSURE OF PROPRIETARY OR CONFIDENTIAL INFORMATION 7
TERMINATION 8
FULL DISCLOSURE 10
INDEPENDENT CONTRACTOR 10
RIGHT OF SET-OFF 10
CHOICE OF LAW 10
RECORDS 10
COOPERATION 10
NON-WAIVER OF BREACH 10
SEVERABILITY; PARTIAL INVALIDITY 11
DISPUTES 11
NOTICE AND ASSISTANCE REGARDING PATENT AND COPYRIGHT INFRINGEMENT 11
INDEMNIFICATION 11
NOTICE 11
INCORPORATION BY REFERENCE 12
INTEGRATION 12
COMPANY TRADEMARKS AND TRADE NAME 12
FORCE MAJEURE 13
COMPANY CONTACT 13
APPENDIX A 14
APPENDIX B 17

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International Distributor Agreement

INTERNATIONAL DISTRIBUTOR AGREEMENT

This Agreement by and between Petrochemical Engineering Limited and Curtiss-Wright Flow Control Corporation, a corporation organized and existing under the laws of the State of New York, United States of America, acting through its DeltaValve USA Division (hereinafter called "Company"), with offices at 857 W. South Jordan Parkway, Suite 100, South Jordan, Utah 84095 USA and Petrochemical Engineering Limited (hereinafter called "Distributor"), organized and existing under the laws of Hong Kong with offices at Room B,13/F, Sun Ying Industrial Centre, 2-9 Tin Wan Close, Tin Wan, Hong Kong.

WHEREAS, Distributor has confirmed to Company that it has the expertise to market, promote, and sell Company's Products in China (hereinafter called "Market Area").

WHEREAS, Company desires to retain Distributor to provide such marketing, promoting, and selling of Products in the Market Area, and Distributor desires to offer Company such service.

NOW, THEREFORE, in consideration of the promises and mutual obligations hereinafter set forth the parties hereto agree as follows:

1. APPOINTMENT OF DISTRIBUTOR

A. Subject to the terms and conditions and for the duration of this Agreement, Company appoints Distributor as an independent distributor for purchase and resale of the products listed in the market area set forth in Appendix A hereto, (the "Products" and the "Market Area" respectively).

B. Except with respect to those Products for which Distributor is identified as a "Sole Distributor" as set forth in Article 1C below, Distributor acknowledges that its appointment hereunder is nonexclusive. Company reserves the right to appoint consultants, representatives or additional distributors for the promotion or sale of the Products to customers in the Market Area.

C. With respect to those Products specified in Appendix A for which Distributor is identified as Sole Distributor, and so long as Distributor is in full compliance with its obligations hereunder, Company shall not appoint any consultants, representatives or other distributors for the promotion or sale of Products to customers in the Market Area.

2. TERM OF AGREEMENT

This Agreement, unless terminated in accordance with the provisions of Article 16 hereof, shall become effective upon execution by all parties and shall remain effective for the term set forth in Appendix A.

3. REPRESENTATIONS AND WARRANTIES OF DISTRIBUTOR

Distributor represents and warrants to Company that:

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International Distributor Agreement

A. Distributor (i) is a corporation duly organized, validly existing and in good standing under the laws of the jurisdiction of its incorporation identified on Page 1 hereof;; (ii) has its principal place of business located at its address set forth on Page 1 hereof; (iii) has all requisite corporate or other power, and has all material governmental licenses, authorizations, consents, and approvals necessary to own its assets and carry on its business as now being or as proposed to be conducted; and (iv) is qualified to do business and is in good standing in all jurisdictions in which the services required to be performed by it under this Agreement makes such qualifications necessary.

B. Except as disclosed in writing prior to the date of this Agreement, there are no legal or arbitral proceedings, or any proceedings by or before any governmental or regulatory authority or agency, now pending or (to the knowledge of Distributor) threatened against Distributor which, if adversely determined, could (either individually or in the aggregate) have a Material Adverse Effect (as hereinafter defined). For purposes hereof, the term "Material Adverse Effect" means a material adverse effect on (i) the ability of Distributor to perform its services hereunder, (ii) the validity or enforceability of this Agreement, or (iii) the rights and remedies of Company hereunder.

C. Upon the execution and delivery of this Agreement, the performance of obligations hereunder or compliance with the terms and provisions hereof will not conflict with or result in a breach of, or require any consent under, the charter or by-laws (or comparable organizational documents) of Distributor, or any applicable law or regulation (including without limitation the applicable laws and regulations the home country of Distributor, the United States of America, or the Market Area in which services are rendered hereunder), or any order, writ, injunction, or decree of any court or governmental authority or agency, or any agreement or instrument to which Distributor is a party or by which Distributor is bound or to which it is subject, or constitute a default or breach under any such agreement or instrument.

D. Distributor has all necessary corporate and other power, authority and legal right to execute, deliver and perform its obligations hereunder; the execution, delivery and performance by Distributor of this Agreement have been duly authorized by all necessary corporate and other action on its part; and this Agreement has been duly and validly executed by Distributor and constitutes its legal, valid, and binding obligations, enforceable against Distributor in accordance with its terms.

E. Except as previously disclosed by Distributor to Company in writing, no authorizations, approvals or consents of, and no filings or registrations with, any governmental or regulatory authority or agency, are necessary for the execution, delivery, or performance by Distributor of this Agreement or for the legality, validity, or enforceability hereof.

F. All written and oral information supplied by Distributor is and will be complete, truthful and accurate, and that Distributor shall not obtain on Company's behalf or provide to Company any information which is not legally available in the Market Area or which is procurement sensitive, proprietary or classified where there is reason to believe that possession of such information is unauthorized, illegal or unethical.

G. In performing the duties required under this Agreement, it will comply with the requirements of all applicable laws, rules, regulations and orders of governmental or

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International Distributor Agreement

regulatory authorities of the Market Area (except to the extent inconsistent with, or penalized under, U.S. law) and shall take no action which would subject Company to penalties under U.S. or Market Area laws.

H. In connection with its distribution of Company Products hereunder, it has not and will not make any payments or gifts or any offers or promises of payments or gifts of any kind, directly or indirectly, to any official of any Market Area government or any agency or instrumentality thereof; to any foreign political party or official thereof or any candidate for foreign political office; or to any person while knowing (or being aware of a high probability) that all or a portion of such money or thing of value will be offered, given or promised, directly or indirectly, to any foreign official, any foreign political party or official thereof, or any candidate for foreign political office in violation of the United States Foreign Corrupt Practices Act or the laws of the Market Area.

I. (i) Neither it nor any of its employees or officers is an official, employee or active member of the armed forces of the Market Area government; an official or employee of the Market Area government; an official of a political party or a candidate for political office; an officer, director, employee or an "affiliate" (as defined in regulations under the Securities Exchange Act of 1934) of a Company customer; and (ii) as of the date of execution of this Agreement and during the term of this Agreement, no Market Area government official, and no official of any Market Area government agency or instrumentality is or will become associated with, or will own or presently owns an interest, whether direct or indirect, in Distributor or has or will have any legal or beneficial interest in this Agreement or the payments to be made by Company hereunder.

J. It has not and will not pay or tender, directly or indirectly, any commission or finders or referral fees to any person or firm in connection with its activities on behalf of Company without the prior written approval of Company.

K. In respect of any business it may assist or may have assisted in obtaining for Company, either directly or indirectly, under this Agreement or otherwise, it has not paid, offered, or agreed to pay any political contributions.

L. It is familiar with and will comply in all respects with U.S. laws, regulations, and administrative requirements applicable to Company's relationship with Distributor including, but not limited to the Foreign Corrupt Practices Act (FCPA); International Traffic In Arms Regulations (ITAR); Export Administration Act, as amended (EAR); the Antiboycott Regulations and Guidelines issued under the Export Administration Act, as amended; Section 999 of the Internal Revenue Code (Antiboycott Regulations); and the Office of Foreign Assets Control (OFAC) Regulations.

M. If applicable, It will provide the Company with a signed ITAR Disclosure Statement (Form IF706.08), included as Appendix B immediately upon completion of sales to foreign customers as a result of the Distributor's activities under this agreement.

N. At all times it will act in the best interest of Company and will take no actions which are or may be detrimental to Company.

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O. Distributor certifies that none of its principal officers or employees has been convicted of or pleaded guilty to any offense involving fraud, corruption, or moral turpitude and that it is not now listed by any government agency as debarred, suspended, proposed for suspension or debarment, or on the OFAC forbidden persons or organizations list. Distributor warrants and certifies that it fully understands Company's policy with respect to international sales transactions and relations with customers and suppliers and that Distributor will do nothing in the performance of the services required under this Agreement which will be in conflict with Company's policies.

P. Distributor agrees, in performing this Agreement, to comply with applicable laws and regulations of the U.S. and Distributor's domicile country and Market Area (except to the extent inconsistent with U.S. laws and regulations) and to not make or permit to be made or knowingly allow a third party to make any improper payments, or to perform an unlawful act.

Q. Distributor agrees to give prompt written notice in the event that, at any time during the term of this Agreement, Distributor has failed to comply with or has breached any of its warranties hereunder. In the event Distributor has not so complied or has breached any of its warranties hereunder, this Agreement shall be null and void from the time of such non-compliance or breach. The foregoing warranties shall survive the termination of this Agreement and shall continue in effect with respect to all business activities of Company in the Market Area until all such activities have ceased.

4. REPRESENTATIONS AND WARRANTIES OF COMPANY

Company warrants that it does not desire and will not request any service or action by Distributor that would or might constitute a violation of the Foreign Corrupt Practices Act or any other law, regulation or administrative requirement of the United States, Distributor's domicile country, or the Market Area.

5. DISTRIBUTOR'S RESPONSIBILITY

Distributor shall, for the duration of this Agreement and at its sole expense:

A. Exercise its best efforts to promote the use and sale of Products in the Market Area.

B. Maintain (i) satisfactory office space and facilities for the sale and servicing of Products, (ii) a staff sufficient in numbers and skill to perform successfully promotion, sales, and servicing functions; and (iii) a suitable stock of Company's current sales material and samples. Distributor shall not use any advertising or promotional materials that Company did not provide unless Distributor shall have obtained Company's prior written approval.

C. Provide Company with financial statements of Distributor (and any guarantor of the accounts of Distributor) as Company may request in writing.

D. Distributor shall notify Company in writing within three (3) days of Distributor's receipt of any notice of threatened or actual litigation for claims made by Distributor's customers or other parties involving the Products sold to Distributor hereunder.

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International Distributor Agreement

E. Maintain at least US$500,000 in spare parts inventory.

6. DISTRIBUTION RIGHTS FOR PRODUCTS

Subject to the terms and conditions of this Agreement, Company will sell Products to Distributor for resale by Distributor for its own account. Company's sale of such Products will be at the discounts set forth in Appendix A hereto. Such discounts will apply to Product list prices in effect on the date of order acceptance by Company. If Company does not have an established list price for a particular Product, Company shall, upon written request of Distributor, quote a price therefore, exclusive of transportation, insurance, duties, taxes and other governmental charges, which shall not be subject to any discount. Prices and discounts are subject to change, and any Product may be discontinued at any time, at the sole discretion of Company. Company will endeavor to give sixty (60) days written notice to Distributor of any change in previously specified prices and/or discounts, but shall have no liability for any failure to do so.

7. COMPANY ACCEPTANCE AND TERMS OF SALE

A. No order shall be binding on Company until duly accepted in writing by an authorized signatory of Company outside the Market Area. Company shall have no obligation to accept any order submitted by Distributor and shall have no obligation to ship an accepted order unless the terms of payment and any extension of credit by Company are satisfactory to Company, in its sole discretion, at the time for shipment. Company's obligations hereunder are subject to applicable U.S. and foreign laws and regulations, including the applicable U.S. export control laws. Distributor shall comply with all such applicable laws upon resale, retransfer, or other disposition of the Products.

B. Company's Standard Terms and Conditions of Sale, as may be amended by Company, shall govern all sales to the Distributor under this Agreement. Company's Current Standard Terms and Conditions of Sale are attached hereto as Exhibit 1. Company shall not be bound by any variation of such Terms and Conditions of Sale unless made or accepted in writing by an authorized official of Company.

C. Distributor shall make payment to Company in accordance with payment terms specified by Company in writing. To the extent Distributor shall fail to make payment as specified therein, or if for any other bona fide reason Company seems itself to be insecure as to payment, Company may, at its sole discretion, demand that Distributor make full or partial payment in advance, accept bills of exchange, open for Company's benefit documentary letters of credit or obtain bank guarantees, or provide other satisfactory security or guarantees that invoices will be promptly paid when due.

D. All sales to Distributor shall be subject to Company's standard warranty in effect at the time of shipment as contained in its terms and conditions of sale in effect at the time of shipment Distributor shall provide Company's warranty to customers in connection with sales of the Products, provided, however, that such warranty shall only apply where Products have not been altered and where Products are used in strict conformance with Company's specifications. Company shall have no liability, and Distributor shall indemnify Company under the terms of Article 27 hereof, with respect to any warranty given by Distributor with respect to Products (i) that have been altered without Company's prior written authorization

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International Distributor Agreement

or (ii) that differs in any respect from Company's standard warranty in effect at the time of sale to the customer.

E. The liability of Company under this Agreement, and under any orders accepted by Company pursuant hereto, shall be limited to that arising from its obligations to supply Products in accordance with the terms and conditions of orders accepted by Company and its obligations under the terms of this Agreement. In no event shall Company be liable to Distributor, or anyone claiming through Distributor, for any loss or damage or delay in or failure of delivery due to: (i) any cause beyond Company's reasonable control; (ii) any act of God, act of the purchaser, embargo, strike, slowdown, or other labor disturbance, war, riot, delay in transportation; (iii) inability to obtain necessary labor, materials, components, supplies or facilities; or (iv) inability to obtain necessary export licenses, import licenses, exchange permits, etc.; nor shall Company be liable to Distributor or anyone claiming through Distributor for loss of profits or for incidental, consequential, multiple, special or punitive damages, whatever the cause of such damages shall be.

8. EXTENDED WARRANTY

There is no warranty expressed or implied between Company and Distributor applicable to the Products. In the absence of prior written permission from Company, Distributor is not authorized to make any adjustments or replacements of Products. Distributor agrees to extend no warranty to its customers on a Product beyond the warranty, if any, offered to the user on such Product by Company.

9. RETURNS UNDER WARRANTY

The cost of any adjustment or replacement made by Distributor without the specific written authorization of Company shall be for Distributor's own account. Distributor shall submit all requests for warranty adjustment to Company in accordance with warranty procedures applicable for the Product and obtain written approval from Company before making any adjustment under warranty.

End user should return items from warranty consideration through Distributor, unless otherwise authorized in writing. Company shall be afforded the opportunity to inspect such goods at Distributor's location, and any such goods to be inspected shall not be returned to Company without its prior written consent.

NOTE: Distributor shall include the substance of this clause in its contract with its customers for Company's Products.

Distributor must provide at least ten (10) days advance notification to Company and request a Return Authorization Number which includes specific return instructions to be in compliance with U.S. Government Customs regulations prior to returning defective Products. Authorized items should be returned FREIGHT PREPAID to:

DeltaValve Canada
7712-56th Street SE
Calgary, AB T2C 4S9

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International Distributor Agreement

Canada

Documents accompanying authorized items must include the customer Purchase Order Number, Commerce Invoice, and Company's Return Authorization Number.

10. ULTIMATE DESTINATION

Purchase orders for all Products to be exported from the U.S. must show identity of end user, end use, and country of ultimate destination. Destination of items is subject to verification before quotations are submitted or orders accepted.

11. CONFLICT OF INTEREST

Distributor shall not provide nor promote, market, offer, sell, nor represent the products of any Person within the Market Area which are or could be competitive with Company's Products for which Distributor provides Products hereunder. For purposes of this Agreement, the term "Person" means any individual, corporation, company, voluntary association, partnership, joint venture, trust, unincorporated organization, or government (or any agency, instrumentality, or political subdivision thereof).

12. LIMITATION OF LIABILITY

Company's liability for costs or damages allegedly incurred by Distributor arising out of, or in connection with Distributor's performance of its duties under this Agreement shall be strictly limited to commissions, if any, which may be deemed owing. In no event shall Company be liable for lost profits, or any other consequential, indirect, incidental, or punitive damages arising out of, or in connection with claims made against Company, whether such claims are alleged to arise in contract or in tort.

13. LEGALITY OF PAYMENTS

Only compensation that is allowable under applicable law shall be due and payable by Company. Any payments made to Distributor which are later disallowed, reduced, or declared unlawful shall be promptly returned by Distributor to Company.

14. ASSIGNMENT

A. Distributor shall not subcontract, delegate, or assign any of its rights or obligations under this Agreement without the prior written consent of Company. Any purported delegation, assignment, or transfer by Distributor of all or part of this Agreement or of any rights or obligations arising hereunder without the prior written consent of Company shall be void as to Company's obligations hereunder from the time of such delegation, assignment, or transfer, and shall be considered the basis for immediate termination of this Agreement.

B. Company may assign its rights and/or delegate its obligations hereunder to its parent or other subsidiaries of the parent, or any affiliate, successor in interest or other third party.

15. NON-DISCLOSURE OF PROPRIETARY OR CONFIDENTIAL INFORMATION

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A. Distributor agrees not to disclose to others without the prior written consent of Company, either during or subsequent to the term of this Agreement, any proprietary or confidential information, knowledge or data of Company which Distributor may receive or have access to during the term of this Agreement, such as, but not limited to, business plans, marketing information, cost estimates, forecasts, bid and proposal data, financial data, formulae, compositions, Products, processes, procedures, inventions, systems, or designs. Except as may strictly be required by its obligations under this Agreement, Distributor shall not use or reproduce any information or data furnished by Company hereunder.

B. Distributor may not release any information with respect to this Agreement or the subject matter thereof without the prior express written approval of Company. Distributor shall not disseminate press releases, responses to press, advertisements, brochures, etc. which have not been authorized by the Company for public release.

C. All materials to which Distributor has access or which were furnished or otherwise made available by Company to Distributor shall be and remain the property of Company. Upon expiration or termination of this Agreement or upon request of Company, Distributor shall return to Company all such materials, documents, and information, including any proprietary data, and all reproductions thereof then in Distributor's possession or control; and Distributor shall surrender all information or proprietary data developed by Distributor in connection with this Agreement, unless the information has been certified as having been destroyed or the retention of the information is authorized in writing by Company.

D. Distributor's obligations of confidentiality under this paragraph and Agreement shall survive termination or expiration of this Agreement for five (5) years from the date thereof.

16. TERMINATION

A. This Agreement shall become effective upon execution by all parties and, unless earlier terminated in accordance with the provisions of this Article 16, shall automatically expire without written notice on the date specified in Appendix A and may thereafter be renewed only upon the written agreement of both parties.

B. Company may terminate this Agreement at will, without any cause whatsoever, upon thirty (30) days written notice to Distributor.

C. If one or more of the following events shall occur, Company may terminate this Agreement upon written notice to Distributor, and the Agreement shall automatically terminate on the date of Distributor's receipt of such notice:

(I) Insolvency or bankruptcy of Distributor; or the termination, dissolution or liquidation (as a matter of law or otherwise) of Distributor;

(II) The filing or commencement by or against Distributor of a petition or proceeding seeking its reorganization, liquidation, dissolution, arrangement or winding-up or the composition or readjustment of its debts or other relief under the laws of insolvency or bankruptcy or any country or jurisdiction; or the commencement of any proceeding by any Person seeking the termination, dissolution or liquidation of Distributor;

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(III) The merger of Distributor with or into another Person, or any other transaction effecting a substantial change in control or ownership of Distributor;

(IV) Distributor's loss of the services for a period of three months or more of any person designated as Key Personnel in Appendix A hereto;

(V) Breach by Distributor of any other provision hereof; or in the event that any other representation, warranty or certification made or deemed made by Distributor herein shall have been false or misleading as of the time made or furnished or shall be false or misleading at anytime;

(VI) Any law, regulation, ordinance or policy is adopted or in effect in the Market Area that would restrict Company's termination rights or otherwise invalidate any provisions of this Agreement.

D. The following provisions shall apply upon any termination or expiration of this Agreement:

(I) Company may determine at its sole discretion whether Distributor shall (a) have the right to sell its existing inventory of the Products; or (b) be required to resell its existing inventory of Products to, or receive credit therefor from, Company. Any such repurchase or credit shall be at Company's then current prices less any applicable discounts or at the net price paid by Distributor, whichever is lower, and shall apply only to inventory that is in its original packaging, is unopened, and is otherwise in its original, salable condition. Company shall specify its option in a written notice provided to Distributor upon expiration or termination of this Agreement.

(II) Upon Company's repurchase of Distributor's inventory of Products or upon Distributor's final sale of its inventory of Products under the provisions of Article 16 D (I) above, Distributor shall (a) cease all marketing and sales of Products and any other activities performed with respect thereto; (b) cease all use of proprietary or confidential information previously furnished by Company; (c) remove from its property and discontinue all use, directly or indirectly, of trademarks, designs, and markings owned or controlled, now or hereafter, by Company, or of any word, title, expression, trademark, design, or marking that, in the opinion of Company, is confusingly similar thereto; (d) turn over to Company Distributor's current customer mailing list; and (e) take such action as is necessary to terminate Distributor's registration as Company's distributor with any governmental authority.

(III) All indebtedness of Distributor to Company shall become immediately due and payable without further notice or demand, which is hereby expressly waived, and Company shall be entitled to reimbursement for any reasonable attorneys' fees that it may incur in collecting or enforcing payment of such obligations.

(IV) Company's repurchase of Distributor's inventory of Products, or Distributor's right to sell such inventory if not so repurchased by Company pursuant to Article 16 D (I) hereof, shall constitute Distributor's sole remedy for the termination or expiration of this Agreement and shall be in lieu of all other claims that Distributor may have against Company as a result thereof. Under no circumstances shall Company be liable to Distributor by reason of termination or expiration of this Agreement for compensation, reimbursement, or damages for loss of prospective compensation, good will or loss thereof, profits, or expenditures investments, leases or any type of

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commitment made in connection with the business of Distributor or in reliance on the existence of this Agreement.

17. FULL DISCLOSURE

Subject to U.S. laws and regulations, Distributor agrees that full disclosure of the existence and terms of this Agreement, including the compensation provisions, may be made at any time and for any reason to whomever Company determines has a legitimate need to know such terms, including, without limitation U.S. and Market Area government organizations.

18. INDEPENDENT CONTRACTOR

Distributor is and shall be considered for all purposes to be an independent contractor in relation to Company under this Agreement. This Agreement does not make either party the agent or legal representative of the other for any purpose or grant any right or authority to assume or create, directly or indirectly, any obligation or responsibility, expressed or implied, on behalf or in the name of the other, or to bind the other in any manner.

19. RIGHT OF SET-OFF

Company shall be entitled at all times to set off any amount owing or damages due at any time from Distributor to Company against any amount payable at any time by Company in connection with this Agreement.

20. CHOICE OF LAW

This Agreement shall be governed by, subject to, and interpreted according to the laws of the State of New York, U. S. A., without regard to its conflict of law rules.

21. RECORDS

Distributor agrees that Company or any of its duly authorized Distributors shall, during the term of this Agreement and for five (5) years after final payment has been made under this Agreement, have access to and the right to inspect and examine during business hours any relevant books, documents, papers and records of Distributor involving transactions related to this Agreement.

22. COOPERATION

In the event a dispute arises between Company on the one hand and a customer or any other person on the other concerning any of the Products covered by this Agreement, Distributor agrees to provide to Company any assistance that may be required, including but not limited to the provision of such documents and testimony as may be reasonably requested by Company.

23. NON-WAIVER OF BREACH

The failure by a party to this Agreement to assert any or all of its rights upon any breach of this Agreement by the other shall not be deemed a waiver of such rights either with respect to such

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breach or any subsequent breach, nor shall any waiver be implied from the acceptance of any payment or service. No written waiver of any right shall extend to or affect any other right such party may possess, nor shall such written waiver extend to any subsequent similar or dissimilar breach.

24. SEVERABILITY; PARTIAL INVALIDITY

If any provision of this Agreement, or the applicability of such provision, shall be held illegal or unenforceable, the remainder of the Agreement or the application of such provision to other paroles and circumstances shall not be affected thereby.

25. DISPUTES

The exclusive forum for the resolution of any and all disputes arising out of or in connection with this Agreement shall be a court of appropriate jurisdiction located in the State of New York, U.S.A.

26. NOTICE AND ASSISTANCE REGARDING PATENT AND COPYRIGHT INFRINGEMENT

A. Distributor shall promptly report to Company in reasonable written detail each notice or claim of patent infringement, copyright infringement or invasion of any right of privacy of which Distributor has notice or knowledge and which arises out of this Agreement.

B. In the event of litigation against Company or its customer(s) on account of any claim of patent infringement, copyright infringement, or invasion of any right of privacy arising out of this Agreement or out of the use of any Products furnished hereunder, Distributor shall furnish Company upon request all evidence and information in possession of Distributor pertaining to such litigation.

27. INDEMNIFICATION

Distributor hereby agrees to indemnify and hold harmless Company, its employees, customers, assigns and others as to any claim asserted against Company or its employees, customers, assigns, or others alleging any liability arising out of any negligent or intentional wrongful acts of Distributor or its employees, agents, associates, or assigns that occur during the term of this Agreement. Such liability shall include, but is not limited to, damages (including punitive damages), costs, fees, and expenses.

28. NOTICE

All formal notices or communications hereunder shall be sent by facsimile transmission or email, followed by a signed copy sent by commercial mail or courier, and shall be deemed to have been given when transmitted.

Notice to Company shall be addressed to:

DeltaValve USA
857 W. South Jordan Pkwy, Suite 100
South Jordan, Utah 84095
Fax: 1-801-984-1004
Email: rwest@deltavalve.com

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Attention: Contract Manager

Notice to Distributor shall be addressed to:
No. 4 Floor Tower B
Wan Liu Xin Gui Building No. 28
Wanquanzhuang Road
Haidian District, Beijing, China 100089
Fax: 86 10 58720181
Email: sjhh@vip.sina.com
Attention: Johnny Su

Written notification of change in address, telephone, fax or contact person is required to be provided by either party to the other party.

29. INCORPORATION BY REFERENCE

The paragraphs, terms and conditions set forth in Appendices hereto are hereby incorporated by reference and made a part of this Agreement as if they had been set forth in full herein.

30. INTEGRATION

This Agreement incorporates all prior negotiations of the parties, constitutes the full understanding and entire agreement between the parties and supersedes any and all prior oral and written statements, understandings, and agreements with respect to the rendering of distribution services. No terms, conditions, understandings or agreements purporting to modify or vary this Agreement shall be binding unless hereinafter set forth in writing and signed by the party to be charged. Both parties hereby waive the right to assert any claim against the other, its employees, customers, or assigns based upon any oral representation, statement, promise or agreement whether made before or after the date of this Agreement. Neither party has relied upon any representations or statements of the other except as stated hereinafter. This Agreement provides for full payment for all services to be rendered by Distributor to Company, and Company shall not be liable to Distributor other than to the extent and in the amount expressly provided herein.

31. COMPANY TRADEMARKS AND TRADE NAME

A. Distributor agrees it will not use in any way Company's trademarks and trade name, and it will not publish or cause to be published any statement, or encourage or approve any advertising or practice which may be detrimental to the good name, trademarks, good will or reputation of Company or its Products and Services. Distributor further agrees to withdraw any statement and to discontinue any advertising or practice deemed by Company to have such effect.

B. Distributor shall in no way alter any trademark or trade name on Products or other merchandise supplied to it hereunder and shall not use or register the same or any trademarks or trade names similar thereto unless the Company provides prior written approval therefor. Such approval in no way confers any rights to such trademarks or trade names on the Distributor, and any rights inadvertently acquired shall immediately inure to the benefit of, and automatically be transferred to, the Company. In accordance with the

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provisions of Article 16 hereof, the Distributor shall immediately discontinue use of all the Company trademarks and trade names upon termination of expiration of this Agreement.

32. FORCE MAJEURE

Neither party shall be responsible for any failure to comply with the terms of this Agreement due to causes beyond its control for the period the effects of such causes continue. These causes shall include but shall not be restricted to: fire, storm, flood, earthquake, explosion, accident, acts of a public enemy, war, rebellion, insurrection, sabotage, epidemic, quarantine restrictions, labor disputes, transportation embargoes or delays, acts of God, failure of the United States or any other government to grant export or import licenses or permits for relevant goods and materials or technical data.

33. COMPANY CONTACT

The individual designated in the applicable Appendix A shall be Distributor's primary point of contact with Company and is responsible for reviewing Distributor's performance hereunder.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed by their duly authorized representative.

DeltaValve USA	Petrochemical Engineering Limited
Signature Robert West	Signature
Name Robert West	Name Zhao Jintai
Title Contract Manager	Title General Manager
Telephone: 1-801-495-5875	Telephone: 86 10 5872017
Fax: 1-801-984-1004	Fax: 86 10 58720181
Date July 9, 2008	Date

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APPENDIX A

1. PRODUCTS AND DISCOUNTS DEFINED:

Subject to the conditions of this Agreement, Products and the discount at which such Products are sold to Distributor and Distributor's minimum required purchase volume under this Agreement shall be:

Product(s): Coker Unheading Systems, Isolation Valves, and related spare parts

Minimum Purchase (Volume Per Year): US$5,000,000

---

2. SOLE DISTRIBUTOR DESIGNATION:

NOT APPLICABLE

3. MARKET AREA DEFINED:

Distributor's Market Area shall be: People's Republic of China

4. TERM:

The term of this Agreement shall be one year from date of final execution or until such earlier termination of Distributor's Agreement as provided herein.

5. DISTRIBUTOR KEY PERSONNEL IDENTIFIED:

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6. POINT OF CONTACT:

The DeltaValve point of contact for this Agreement is:

Name:	Robert West
Address:	857 W. South Jordan Parkway, #100 South Jordan, Utah 84095 USA

Telephone:	801-495-5875
Fax:	801-984-1004
Email:	rwest@deltavalve.com

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